

Mail Stop 3561

September 22, 2016

Colm Callan
Chief Financial Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

    Re: **WageWorks, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2015
          Filed February 25, 2016
          Form 10-Q for the Quarterly Period Ended June 30, 2016
          Filed August 9, 2016
          File No. 001-35232

Dear Mr. Callan:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2015 and 2016

Amortization and Change in Contingent Consideration, page 20

1. Refer to your disclosure regarding the increase in amortization expense that resulted from the change in the estimated useful life of intangible assets triggered in the current quarter related to the termination of a significant customer relationship in the health insurance exchange business. In this regard, we note that during the prepared remarks from your

second quarter 2016 earnings call, management indicated that the increase in amortization and change in contingent consideration was primarily driven by $3.8 million of accelerated amortization, associated with the public exchange relationship that you initially agreed to terminate during 2015. Please explain to us the facts and circumstances that led to the accelerated amortization, including what the related intangible asset was, when the contract was terminated and when you re-evaluated the useful life of the asset. Please also explain to us your accounting basis for the timing of accelerating the amortization in Q2 2016 as opposed to 2015 or another time period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding this comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products